Exhibit 99.2

Yoshitsu Co., Ltd Reports First Six Months of Fiscal Year 2024 Financial Results

Tokyo, Japan, December 22, 2023 (GLOBE NEWSWIRE) -- Yoshitsu Co., Ltd (“Yoshitsu” or the “Company”) (Nasdaq: TKLF), a retailer and wholesaler of Japanese beauty and health products, sundry products, luxury products, electronic products, as well as other products in Hong Kong, mainland China, Japan, North America, and the United Kingdom, today announced its unaudited financial results for the first six months of fiscal year 2024 ended September 30, 2023.

Mr. Mei Kanayama, Principal Executive Officer of Yoshitsu, commented, “We believe it has been a dynamic first half of fiscal year 2024, marked by a significant growth in revenue from physical stores and our strategic focuses on the asset-light business model and franchise expansion in Japan. Our revenue from directly-operated physical stores increased by 99.0% during the first half of fiscal year 2024, compared to the same period in 2023, which we believe reflects the success of our new luxury product lines and our expansion in key markets, like Japan and Hong Kong, and underscores our commitment to enhancing our physical store presence and adapting to market demands. Looking forward, we are optimistic about our asset-light business model and franchise expansion in Japan. We believe this strategy not only streamlines our operational efficiency but also aligns with our vision to build a strong brand presence and optimize revenue streams. As we continue to expand our business globally, we are expecting this model to bring innovative products to the market more rapidly, respond effectively to customer needs, and improve our overall profitability. Our commitment to our shareholders remains steadfast as we look to the future with optimism and a clear strategy aiming for sustained growth and value creation.”

Mr. Youichiro Haga, Principal Accounting and Financial Officer of Yoshitsu, remarked, “The financial results for the first six months of fiscal year 2024 present a diverse set of financial outcomes for Yoshitsu. We expect the adoption of the asset-light business model to enhance our market agility, foster stronger customer relationship, and elevate our customers’ shopping experiences. We are focused on continuing to strengthen our financial foundation and drive sustainable growth in the coming periods. We are committed to consistently evaluating and refining our financial strategies to align with our long-term goals and market dynamics, and to ensuring that Yoshitsu remains resilient and poised for continued success.”

First Six Months of Fiscal Year 2024 Financial Highlights

●	Revenue was $74.2 million for the six months ended September 30, 2023, compared to $77.6 million for the same period of last year.

●	Gross profit was $9.5 million for the six months ended September 30, 2023, compared to $14.6 million for the same period of last year.

●	Net income was $2.0 million for the six months ended September 30, 2023, increased by 496.6% from $0.3 million for the same period of last year.

●	Basic and diluted earnings per share was $0.05 for the six months ended September 30, 2023, compared to $0.01 for the same period of last year.

First Six Months of Fiscal Year 2024 Financial Results

Revenue

Total revenue was $74.2 million for the six months ended September 30, 2023, decreased by 4.4% from $77.6 million for the same period of last year.

	For the Six Months Ended September 30,
	2023			2022
($ millions)	Revenue	Cost of Revenue	Gross Margin	Revenue	Cost of Revenue	Gross Margin
Directly-operated physical stores	11.6	9.9	14.6%	5.8	4.7	20.2%
Online stores and services	6.0	4.9	17.9%	16.3	13.0	20.5%
Franchise stores and wholesale customers	56.5	49.9	11.8%	55.5	45.4	18.1%
Total	74.2	64.7	12.8%	77.6	63.1	18.8%

Revenue from directly-operated physical stores increased by 99.0%, to $11.6 million for the six months ended September 30, 2023, from $5.8 million for the six months ended September 30, 2022. The increase was mainly driven by the introduction of luxury products in directly-operated physical stores in Japan during the six months ended September 30, 2023. The increase in directly-operated physical stores sales was also due to revenue contributed from the Company’s newly-opened physical stores in Hong Kong.

Revenue from online stores and services decreased by 63.2%, to $6.0 million for the six months ended September 30, 2023, from $16.3 million for the six months ended September 30, 2022. The decrease was mainly due to a shift in the Company’s business strategy since August 2022. Instead of operating the online stores by itself, the Company entrusted the entire operations of all its online stores in China to third-party companies to minimize the operating risk. After the change, these third-party companies purchased products from the Company like other wholesale customers, and hence this portion of revenue was recorded under franchise stores and wholesale customers. The decrease was partially offset by increased revenue generated by the Company’s online stores in Japan and revenue from advertising services through key opinion leaders.

Revenue from franchise stores and wholesale customers increased by 1.9%, to $56.5 million for the six months ended September 30, 2023, from $55.5 million for the six months ended September 30, 2022. During the six months ended September 30, 2023, the Company started to offer luxury products and electronic products, which led to an increase in revenue from franchise stores and wholesale customers due to their higher unit selling price. The increase was also due to increased revenue previously recognized under physical stores and online stores as mentioned above. However, the increase was partially offset by the temporary suspension of sale to certain customers. In order to mitigate the increased credit risk due to slow collection of the Company’s overdue account receivable, the Company suspended its sales to certain customers during the period from May to June 2023. Sales to these customers have only gradually resumed since July 2023 after they accelerated their payments of the overdue accounts receivable to the Company.

Cost of Revenue

Cost of revenue increased by 2.6%, to $64.7 million for the six months ended September 30, 2023, from $63.1 million for the six months ended September 30, 2022.

Gross Profit and Gross Margin

Gross profit decreased by 35.1%, to $9.5 million for the six months ended September 30, 2023, from $14.6 million for the same period of last year.

Gross margin decreased by 6 percentage points, to 12.8% for the six months ended September 30, 2023, from 18.8% for the same period of last year.

Operating Expenses

Operating expenses decreased by 32.5%, to $9.1 million for the six months ended September 30, 2023, from $13.5 million for the same period of last year. The decrease in operating expenses was primarily attributable to a decrease in shipping expenses, promotion and advertising expenses, transaction commission paid to third-party e-commerce marketplace operators, payroll, employee benefit expenses, and bonus expenses and allowance for credit losses. The decrease was partially offset by an increase in consulting and professional service fees.

Interest Expenses, net

Interest expenses, net included interest expenses calculated at interest rate per loan agreements and loan service costs, which were directly incremental to the loan agreements and amortized over the loan periods. Interest expenses, net decreased by 27.4%, to $1.0 million for the six months ended September 30, 2023, from $1.4 million for the same period of last year. The decrease mainly consisted of a decrease in interest expenses at interest rate by $0.4 million, which was mainly because the weighted average interest rate decreased to 0.98% for the six months ended September 30, 2023, from 1.83% for the same period of last year. The decrease was partially offset by the slight increase in amortized loan service costs in relation to the Company’s syndicated loans by $63,497.

Other Income (Expenses), net

The Company’s other income (expenses), net primarily includes tax refund, disposal gain or loss from property and equipment, government subsidies, and other immaterial income and expense items. Other income, net increased by 159.0%, to $66,947 for the six months ended September 30, 2023, from net other expenses of $113,409 for the same period of last year. The increase was mainly due to the decreased loss from disposal of property and equipment, which was partially offset by decreased government subsidies received during the six months ended September 30, 2023 as compared to the same period of last year.

Gain from Foreign Currency Exchange

Gain from foreign currency exchange was $2.4 million for the six months ended September 30, 2023, as compared to a gain from foreign currency exchange of $1.0 million for the same period of last year. The gain from foreign currency exchange was mainly due to the significant fluctuations of foreign exchange rate on the Company’s accounts receivable denominated in foreign currencies, such as U.S. dollars and Chinese Yuan, during the six months ended September 30, 2023. The increase was also due to the increased gain from foreign currency exchange by the Company’s Hong Kong subsidiaries, which was mainly due to the significant fluctuations of foreign exchange rate on its payables denominated in Japanese Yen during the six months ended September 30, 2023.

Provision (Benefit) for Income Taxes

Benefit for income taxes was $0.4 million for the six months ended September 30, 2023, as compared to provision for income taxes of $0.2 million for the same period of last year. The Company’s benefit for income taxes increased by 268.1%. The increase in benefit for income taxes was mainly due to the increased deferred income tax benefit, which was partially offset by the increased current income tax expenses resulting from the increased taxable income for the six months ended September 30, 2023.

Net Income

Net income increased by 496.6%, to $2.0 million for the six months ended September 30, 2023, from $0.3 million for the same period of last year.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share was $0.05 for the six months ended September 30, 2023, compared to $0.01 for the same period of last year.

Financial Condition

As of September 30, 2023, the Company had cash of $2.8 million, compared to $1.8 million as of March 31, 2023. As of September 30, 2023, the Company also had approximately $74.2 million of account receivable balance due from third parties. Approximately 38.05% of the September 30, 2023 balance has been subsequently collected, and the majority of the remaining balance is expected to be collected by March 31, 2024. The collection of such receivables made cash available for use in the Company’s operations as working capital, if necessary.

Net cash provided by operating activities was $3.7 million for the six months ended September 30, 2023, mainly derived from net income of $2.0 million for the period, and net changes in the Company’s operating assets and liabilities, which mainly due to the decrease in accounts receivable due from third parties of $6.4 million as a result of the Company’s great effort in collection of overdue accounts receivable and the decrease in compensation receivable for consumption tax of $6.1 million as the Company received payments from the debtors according to the collection plan. Net cash used in operating activities was $21.9 million for the six months ended September 30, 2022, mainly derived from net income of $0.3 million for the period, and net changes in the Company’s operating assets and liabilities, which mainly included an increase in accounts receivable from third parties of $21.8 million, which was due to the delayed shipments and longer payment processing procedures as affected by the COVID-19 pandemic.

Net cash provided by investing activities was $0.4 million for the six months ended September 30, 2023, mainly due to repayments from related parties of $0.4 million and proceeds from disposal of equity method investment of $0.3 million, partially offset by the purchases of property and equipment in the aggregate amount of $0.2 million and disposal of a subsidiary of $0.2 million. Net cash provided by investing activities was $0.1 million for the six months ended September 30, 2022, mainly due to repayments from related parties of $0.1 million.

Net cash used in financing activities was $1.1 million for the six months ended September 30, 2023, which primarily consisted of repayments of long-term borrowings of $0.6 million, payments made to related parties of $0.2 million, and repayments of obligations under finance leases of $0.3 million. Net cash provided by financing activities was $16.4 million for the six months ended September 30, 2022, which primarily consisted of proceeds from short-term borrowings of $74.8 million and proceeds from long-term borrowings of $2.2 million, partially offset by repayments of short-term borrowings of $56.1 million, repayments of long-term borrowings of $1.5 million, and cash consideration paid for business combination under common control of $2.8 million.

Conference Call Information

The Company will host an earnings conference call at 8:30 am U.S. Eastern Time (10:30 pm Japan Standard Time) on December 22, 2023. Dial-in details for the conference call are as follows:

Date:	December 22, 2023
Time:	8:30 am U.S. Eastern Time
International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Japan Toll Free:	0066-33-812830
Conference ID	Yoshitsu Co., Ltd

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation.

For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until December 29, 2023. The dial-in for the replay is +1-877-344-7529 within the United States or +1-412-317-0088 internationally. The replay access code is No. 1325694.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://www.ystbek.co.jp/irlibrary/.

About Yoshitsu Co., Ltd

Headquartered in Tokyo, Japan, Yoshitsu Co., Ltd is a retailer and wholesaler of Japanese beauty and health products, sundry products, luxury products, electronic products, as well as other products in Hong Kong, mainland China, Japan, North America, and the United Kingdom. The Company offers various beauty products (including cosmetics, skincare, fragrance, and body care products), health products (including over-the-counter drugs, nutritional supplements, and medical supplies and devices), sundry products (including home goods), luxury products (including branded watches, perfume, handbags, clothes, and jewelry), electronic products (including entertainment gaming products), and other products (including food and alcoholic beverages). The Company currently sells its products through directly-operated physical stores, through online stores, and to franchise stores and wholesale customers. For more information, please visit the Company’s website at https://www.ystbek.co.jp/irlibrary/.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. In addition, there is uncertainty about the further spread of the COVID-19 virus or the occurrence of another wave of cases and the impact it may have on the Company’s operations, the demand for the Company’s products, global supply chains, and economic activity in general. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Yoshitsu Co., Ltd

Investor Relations Department

Email: ir@ystbek.co.jp

Ascent Investor Relations LLC

Tina Xiao

President

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

YOSHITSU CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	March 31,
	2023	2023
ASSETS
CURRENT ASSETS:
Cash	$2,790,801	$1,766,441
Accounts receivable, net	74,181,423	89,447,155
Accounts receivable - related parties	44	327,807
Merchandise inventories, net	14,828,587	7,187,800
Due from related parties	9,035	444,567
Compensation receivable for consumption tax, current	9,229,456	3,912,719
Prepaid expenses and other current assets, net	3,453,592	3,542,864
TOTAL CURRENT ASSETS	104,492,938	106,629,353

Property and equipment, net	11,284,906	12,938,598
Operating lease right-of-use assets	3,113,422	2,709,954
Long-term investment	-	169,148
Compensation receivable for consumption tax, non-current, net	6,106,954	19,230,370
Long-term prepaid expenses and other non-current assets, net	4,128,092	4,997,857
TOTAL ASSETS	$129,126,312	$146,675,280

CURRENT LIABILITIES:
Short-term borrowings	$54,539,800	$60,636,412
Current portion of long-term borrowings	3,618,832	2,783,445
Accounts payable	13,344,531	12,719,160
Accounts payable - related parties	67,848	-
Due to related parties	108,064	297,559
Deferred revenue	85,989	146,024
Taxes payable	12,283,353	18,219,803
Operating lease liabilities, current	1,348,045	1,323,900
Finance lease liabilities, current	231,406	369,786
Representative’s warrants liability	20,222	24,663
Other payables and other current liabilities	1,284,569	1,520,756
TOTAL CURRENT LIABILITIES	86,932,659	98,041,508

Operating lease liabilities, non-current	1,833,622	1,416,508
Finance lease liabilities, non-current	340,899	622,922
Long-term borrowings	7,315,955	10,326,399
Other non-current liabilities	2,152,875	2,535,123
Deferred tax liabilities, net	2,583,854	4,451,077
TOTAL LIABILITIES	$101,159,864	$117,393,537

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, 100,000,000 shares authorized; 36,250,054 shares and 36,250,054 shares issued and outstanding as of September 30, 2023 and March 31, 2023, respectively	14,694,327	14,694,327
Capital reserve	9,078,915	9,078,915
Retained earnings	15,532,199	13,577,844
Accumulated other comprehensive loss	(11,338,993)	(8,069,343)
TOTAL SHAREHOLDERS’ EQUITY	27,966,448	29,281,743

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$129,126,312	$146,675,280

YOSHITSU CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended September 30,
	2023	2022
REVENUE
Revenue - third parties	$74,049,115	$77,607,361
Revenue - related parties	115,034	8,188
Total revenue	74,164,149	77,615,549

COSTS AND OPERATING EXPENSES
Merchandise costs	64,706,599	63,052,437
Selling, general and administrative expenses	9,124,805	13,518,943
Total operating expenses	73,831,404	76,571,380

INCOME FROM OPERATIONS	332,745	1,044,169

OTHER INCOME (EXPENSES)
Interest expenses, net	(995,997)	(1,372,444)
Additional and delinquent tax due to consumption tax correction	(644,780)	-
Gain from disposal of equity method investment	195,391	-
Gain from disposal of a subsidiary	341,755	-
Other income (expenses), net	66,947	(113,409)
Gain from foreign currency exchange	2,371,226	981,017
Change in fair value of representative’s warrants liability	1,833	89,049
Loss from equity method investment	(71,200)	(88,737)
Total other income (expenses), net	1,265,175	(504,524)

INCOME BEFORE INCOME TAX PROVISION	1,597,920	539,645

PROVISION (BENEFIT) FOR INCOME TAXES	(356,435)	212,052

NET INCOME	1,954,355	327,593

OTHER COMPREHENSIVE LOSS
Foreign currency translation loss	(3,269,650)	(7,374,799)

TOTAL COMPREHENSIVE LOSS	$(1,315,295)	$(7,047,206)

Earnings per ordinary share - basic and diluted	$0.05	$0.01
Weighted average shares - basic and diluted	36,250,054	36,250,054

YOSHITSU CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

	Ordinary Shares		Capital	Retained	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Reserve	Earnings	Income (Loss)	Equity
Balance, March 31, 2022	36,250,054	$14,694,327	11,921,065	21,465,317	$(3,628,669)	44,452,040

Business combinations under common control	-	-	(2,842,173)	-	-	(2,842,173)
Net income for the period	-	-	-	327,593	-	327,593
Foreign currency translation loss	-	-	-	-	(7,374,799)	(7,374,799)

Balance, September 30, 2022	36,250,054	$14,694,327	$9,078,892	$21,792,910	$(11,003,468)	$34,562,661

Balance, March 31, 2023	36,250,054	$14,694,327	$9,078,915	$13,577,844	$(8,069,343)	$29,281,743

Net income for the period	-	-	-	1,954,355	-	1,954,355
Foreign currency translation loss	-	-	-	-	(3,269,650)	(3,269,650)

Balance, September 30, 2023	36,250,054	$14,694,327	$9,078,915	$15,532,199	$(11,338,993)	$27,966,448

YOSHITSU CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended September 30,
	2023	2022
Cash flows from operating activities:
Net Income	$1,954,355	$327,593
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	526,994	514,000
Loss from disposal of property and equipment	13,704	304,133
Loss (gain) from unrealized foreign currency translation	139,012	(175,351)
Allowance for (net recovery of) credit losses	(148,556)	87,250
Reversal of merchandise inventories written down	(10,713)	-
Amortization of operating lease right-of-use assets	876,122	1,086,370
Deferred tax benefit	(1,460,623)	(29,689)
Change in fair value of representative’s warrants liability	(1,833)	(89,049)
Investment loss from equity method investment	71,200	88,737
Gain from disposal of equity method investment	(195,391)	-
Changes in operating assets and liabilities:
Accounts receivable	6,372,895	(21,785,420)
Accounts receivable - related parties	309,809	-
Merchandise inventories	(8,645,561)	4,774,980
Compensation receivable for consumption tax	6,116,206	-
Prepaid expenses and other current assets	(2,342,968)	(4,009,679)
Long-term prepaid expenses and other non-current assets	2,767,762	1,681,064
Accounts payable	2,128,474	(1,509,149)
Accounts payable - related parties	67,840	(211,615)
Deferred revenue	68,324	84,979
Taxes payable	(4,136,000)	(106,681)
Other payables and other current liabilities	103,774	(1,894,627)
Operating lease liabilities	(838,782)	(1,102,199)
Other non-current liabilities	(38,735)	26,812
Net cash provided by (used in) operating activities	3,697,309	(21,937,541)

Cash flows from investing activities:
Purchase of property and equipment	(197,825)	(45,472)
Proceeds from disposal of property and equipment	710	2,992
Proceeds from disposal of equity method investment	283,800	-
Proceeds from disposal of a subsidiary	35,475	-
Disposal of a subsidiary, net of cash	(176,133)	-
Collection of amount due from related parties	410,181	145,017
Net cash provided by investing activities	356,208	102,537

Cash flows from financing activities:
Cash consideration paid for business combination under common control	-	(2,840,957)
Proceeds from short-term borrowings	-	74,800,000
Repayments of short-term borrowings	-	(56,100,000)
Proceeds from long-term borrowings	-	2,190,669
Repayments of long-term borrowings	(608,947)	(1,450,671)
Payments made to related parties	(166,252)	(48,632)
Repayment of obligations under finance leases	(297,843)	(200,104)
Net cash provided by (used in) financing activities	(1,073,042)	16,350,305

Effect of exchange rate fluctuation on cash	(1,956,115)	(3,618,859)

Net increase (decrease) in cash	1,024,360	(9,103,558)
Cash at beginning of period	1,766,441	18,256,220
Cash at end of period	$2,790,801	$9,152,662

Supplemental cash flow information
Cash paid for income taxes	$592,194	$334,323
Cash paid for interest	$341,583	$644,244

Supplemental non-cash operating activities
Purchase of property and equipment financed under finance leases	$-	$30,892
Right-of-use assets obtained in exchange for operating lease liabilities	$1,512,843	$464,940